EXHIBIT 18(c)

WILSHIRE TARGET FUNDS, INC.

Plan pursuant to Rule 18f-3(d) under the Investment Company Act of 1940

Effective May 31, 1996, as amended June 3, 1997 and amended and restated on June 7, 1999

        WHEREAS, the Board of Directors of the Wilshire Target Funds, Inc. (the "Fund") have considered the following multi-class plan (the "Plan") under which the Fund may offer multiple classes of shares of its now existing and hereafter created series pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act"); and

        WHEREAS, a majority of the Directors of the Fund and a majority of the Directors who are not interested persons of the Fund have found the Plan, as proposed, to be in the best interests of each class of the Fund individually and the Fund as a whole;

        NOW, THEREFORE, the Fund hereby approves and adopts the following Plan pursuant to Rule 18f-3(d) of the 1940 Act.

The Plan

        Each now existing and hereafter created series ("Portfolio") of the Fund may from time to time issue one or more of the following classes of shares:
Investment Class shares and Institutional Class shares.1 Each of the Portfolios may also from time to time issue Qualified Class Shares and Horace Mann Class Shares. Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the Fund's prospectus as from time to time in effect with respect to such class (the "Prospectus"). The differences in expenses among these classes of shares, and the exchange features of each class of shares, are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the Articles of Incorporation and By-laws of the Fund, by action of the Board of Directors of the Fund.

Initial Sales Charge

        Investment Class, Institutional Class, Qualified Class and Horace Mann Class Shares of the Portfolios are offered at their per share net asset value, without an initial sales charge.

Redemption Fee

        No redemption fee will be imposed upon redemptions of shares of any Class.

1 Prior to May 31, 1996, each existing Portfolio of the Fund had issued, and may issue, shares of a single class identified as shares of Common Stock, $.001 par value per share. The Board of Directors has authorized the classification of all shares of each such Portfolio issued and outstanding at the close of business on May 13, 1996 as "Investment Class" shares of the Common Stock, $.001 par value per share, of such Portfolio, and has authorized the offer, sale and issuance after that date of additional Investment Class shares and of "Institutional Class" shares of the Common Stock, $.001 par value per share, of each such Portfolio.

Separate Arrangements and Expense Allocations of Each Class

        Investment Class, Institutional Class, Qualified Class and Horace Mann Class Shares will pay the expenses associated with their different distribution and shareholder servicing arrangements. The Investment Class will reimburse its distributor for payments for the purpose of financing or assisting in the financing of any activity which is primarily intended to result in the sale of Investment Class shares of the Fund and for servicing accounts of holders of
Investment Class shares ("Service and Distribution Fees"). Service and Distribution Fees are paid pursuant to a plan adopted for the Investment Class pursuant to Rule 12b-1 under the 1940 Act (the "12b-1 Plan"). Shares of the Investment Class and Qualified Class of a Portfolio pay, pursuant to the 12b-1 Plan, a Service and Distribution Fee of up to 0.25% per annum of the average daily net assets of such Portfolio attributable to such class, as described in the Prospectus for that class. Shares of the Horace Mann Class of a Portfolio pay, pursuant to the 12b-1 Plan, a Service and Distribution Fee of up to 0.35% per annum of the average daily net assets of such Portfolio attributable to such class, as described in the Prospectus for that class. The Institutional Class has not adopted a 12b-1 Plan.

        Each class may, at the Directors' discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Portfolio's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes. All other expenses will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the particular Portfolio. However, any Portfolio which may hereafter be established to operate as a money market fund in reliance on Rule 2a-7 under the 1940 Act and which will make daily distributions of its net investment income, may allocate such other expenses to each share regardless of class, or based on relative net assets (i.e., settled shares), as permitted by Rule 18f-3(c)(2) under the 1940 Act.

Exchange and Conversion Features

        Exchange Features

        A shareholder may exchange shares of any class of a Portfolio for shares of the same class of any other Portfolio in an account with identical registration on the basis of their respective net asset values.

        Conversion Features

        Shares of one class do not convert into shares of another class.

Dividends/Distributions

        Each Portfolio pays out as dividends substantially all of its net investment income (which comes from dividends and interest it receives from its investments) and net realized short-term capital gains.

        All dividends and/or distributions will be paid, at the election of the shareholder, either in the form of additional shares of the class of shares of the Portfolio to which the dividends and/or distributions relate or in cash. Dividends paid with respect to each class of a Portfolio are calculated in the same manner and at the same time as dividends paid with respect to each other class of that Portfolio.

Voting Rights

        Each share entitles the shareholder of record to one vote. Each Portfolio will vote separately on matters which require a shareholder vote and which relate solely to that Portfolio. In addition, each class of shares of a Portfolio shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class, and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. However, all Portfolio shareholders will have equal voting rights on matters that affect all Portfolio shareholders equally. Under the current terms of this Plan and of the Rule 12b-1 Plans, the Portfolios' Investment Class, Qualified Class and Horace Mann Class will vote separately only with respect to their respective Rule 12b-1 Plans.


May 31,  1996,  as amended on June 3, 1997 and amended  and  restated on June 7,
1999